Exhibit 6.12

JOINT VENTURE AGREEMENT

This Joint Venture Agreement (the "Agreement") is made as of the 21st day of March, 2016, by and between Sky440, Inc., a Delaware company ("Sky"), and Advantage Underwriters Services, Inc., a Texas Corporation, dba Grow Tech LLP ("Grow Tech") (individually or collectively referred to hereinafter as the "Party" or "Parties" respectively).

THE PARTIES AGREE AS FOLLOWS:

(1)	FORMATION: Sky and Grow Tech hereby form an exclusive Joint Venture (the "Venture") to finance, produce and distribute or lease the Grow Tech Product line, including, but not limited to, the high tech growing environment repurposed steel shipping containers currently called "C-Pods" ("Product(s)) and other Products to be identified by Sky and Grow Tech (hereinafter sometimes collectively referred to as the "Projects") in accordance with the terms of this Agreement.

(2)	PURPOSE:

(a)	It is understood and recognised by Grow Tech that Sky possesses certain expertise in the financing, development, sales and marketing of commercial Products in various industries, including those related to the Projects;

(b)	It is understood and recognized by Sky that Grow Tech owns certain licenses, Product(s) and intellectual property that comprise all and or part of the Products;

(c)	It is understood and recognized by Grow Tech that Sky wishes to facilitate the funding, production, licensing, sales and marketing of the Products by establishing a subsidiary company under the name and management of Sky and Grow Tech jointly, in order to fund, produce, license, sell and market the Products ("Venture");

(d)	The purpose of the Venture formed hereby shall be for the Parties to join together to fund, produce, license, sell and market the Products for world-wide distribution, as well as the rights of such additional Products that may be developed and or acquired by the Venture from time to time, as the Parties may agree to pursue. Each Party agrees to co-operate in good faith with and to assist the other Parties in order to effectuate the Venture 's business and purpose;

(e)	Grow Tech acknowledges that Sky is in the business of developing, financing, producing, sales and marketing of commercial projects, including products, services, and real estate ventures in the medical marijuana and other related industries; that Sky has agreements with third parties with respect thereto; and that Sky may develop, finance, package, produce, distribute and exploit other commercial products without the involvement of Grow Tech; and

(f)	Sky acknowledges that Grow Tech may determine to produce other commercial Projects not related to the Project referred to herein outside of Sky in which case Grow Tech and Sky would be free to collaborate without each others involvement or participation, subject to the right of first refusal granted to Sky by Grow Tech in accordance with the terms and conditions of this Agreement.

(3)	TERM: The term of the Venture shall commence as of the date of this Agreement and, unless sooner terminated in accordance with the provisions hereof, shall continue for the longer of: (a) five (5) years, (b) the duration of any and all copyrights, trademarks, patents, and or other real and or intellectual property created by the Parties hereto, or (c) the aggregate term of any and all agreements relating to any Project (the "Term") governed by the terms of this Agreement. The parties may agree unanimously to extend the Tenn. Any extension or renewal of the Agreement must be in writing and executed by all the Parties.

(4)	TITLE: Any and all Projects and assets created by the Parties pursuant to the terms of this Agreement, as well as all intangible rights, including without limitation, all copyrights, trade names and trademarks, in and to a Project(s) created by the Parties pursuant to the terms of this Agreement, and all other forms of exploitation of a Project throughout the universe in any and all media now known or hereafter devised, including without limitation all physical and intellectual property, shall be owned by and title held by one or more of the Parties, on a case-by-case basis. To secure its investment, Sky shall be entitled to register for Sky's benefit appropriate security against each Project(s), including liens and mortgages of copyright, so long as the Projection and distribution of the Project is not impaired. The form of security shall be subject to the mutual consent of the parties hereto.

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(5)	NAME AND DOMICILE OF EACH PARTY:

(a)	SKY440, Inc. Attn: Robert P. Atwell 300 Spectrum Center Drive Suite 400 Irvine, CA 92618

(b)	Advantage Underwriters Services, Inc. dba Grow Tech, LLP Attn: Richard Johnson 14041 West Rd Houston, TX 77041

(6)	INTENTION & PROCESS:

(a)	The intention of the Parties is to co-operate in the exchange of information for the purpose of identifying, creating, developing, packaging, financing, producing and exploiting various Projects that Sky and Grow Tech will identify as commercially attractive. The Parties agree to co-operate on a "project-by-project" basis, and subject to the terms of section 7 below, to maximise the benefits of any activity undertaken by the Parties pursuant to the terms of this Agreement. It is the express intention of the Parties to cause to be produced and distributed Products for world-wide license and sales by maximising Sky's and Grow Tech's experience and relationships with potential end users of the Products in the United States and in foreign markets, and the financing opportunities available as a result of either Project's qualification for the benefits of subsidies, tax credits, and lower labour and input costs.

(b)	In order for a Project to be governed by the terms of this Agreement, Sky must be satisfied that the Project will produce more in revenues to the Venture than its budget and Sky and Grow tech must produce a business structure and Projection plan which they feel will support that forecast. Once a Project is governed by the terms of this Agreement, the Parties agree to execute such other agreements as may be necessary to confirm the status of such Project as being governed by the terms of this Agreement.

(c)	As a first Project, the Venture has chosen the Project currently entitled "C-Pod Lease #1" in California to a fully legal and licensed medical marijuana grower in Southern California. This Project will initially supply three pods to the legally licensed MJ grower named above. The initial aggregate unit costs are expected to be approximately $300,000 for the production and delivery of three "C-Pods" to the California project.

(d)	Each initial Product is a high tech growing environment called a "C-Pod," which is a steel shipping container that has been repurposed for growing Medical Marijuana. These purpose designed "C-Pods" are manufactured with built in plumbing, electrical and finished inside with RFP giving them the appearance inside of a clean room or laboratory. The custom growing system is then built according to customers specifications, including Hot Lights or the proprietary LED lighting and custom designed AC/Heating units, along with equipment that extracts water from the outside atmosphere. The "C-Pod" can be plugged in or powered by a combination of solar and wind which makes it a totally independent off the grid piece of equipment unaffected by the weather.

(e)	Sky shall reserve the right to provide such monies as may be reasonably required to cause each Project to be entered into one or more trade markets in order to enhance the distribution profile of each Project, if needed and authorised by Sky. These advances by Sky will be at Sky's sole discretion, and shall be treated as a distribution expense.

(f)	Once a Project is to be governed by the terms of this Agreement, Sky and Grow Tech shall notify the other party of the following:

(i)	the financing scenario, providing for the sources of funds for the financing of the Project;

(ii)	the respective contributions of each of the Parties;

(iii)	the projected fees which will accrue to each of the Parties; and

(iv)	such other details as may be necessary to provide for the next stage of development of the Project.

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(g)	Properties governed by the terms of this Agreement shall be subject to the following:

(i)	Sky and Grow Tech shall each be credited on all Projects in addition to the name of the Venture;

(ii)	All revenues obtained from the exploitation of a Project shall be deposited into a joint account that will be administered by the Parties in accordance with the financing structure created for the Project.

(iii)	Subject to any agreements that may be concluded with outside parties, including third-party equity investors and other financiers, profits from the world-wide exploitation of a Project shall be apportioned as follows:

1.     Grow Tech shall be entitled to 50%;

2.     Sky shall be entitled to 50%;

(iv)	The Parties confirm that all ancillary, subsidiary, merchandising, commercial tie-in, interactive, multimedia, and any other such subsidiary and/or ancillary rights, now known or hereafter created to Projects governed by the terms of this Agreement shall be transferred to the Venture. Such company shall exploit such ancillary and/or subsidiary rights and the profits thereof shall be shared by Sky and Grow Tech in accordance with the terms and respective profit shares of this Agreement;

(v)	The parties shall have mutual approval of all aspects of developing, financing, projection, sales and marketing of the Projects.

(7)	NON-EXCLUSIVE: The Parties hereto shall be non-exclusive to the Venture as it relates to the developing, financing, projection, sales and marketing of this Project and each Party may develop other properties and engage in other activities in their respective industries separate and apart from the Venture and the other Parties hereto. Notwithstanding the foregoing, it is agreed by the Parties, however, that Grow Tech agrees to provide a first-look opportunity to Sky of any Projects it may acquire, develop and or produce ("Additional Projects") under the same terms and conditions agreed to herein. Within ten (10) business days of receipt of such written notice to Sky, Sky shall respond with either a favourable or negative response as to its potential participation in any Additional Projects. The Parties agree that they shall make their reasonable best efforts to devote as much time and reasonable resources necessary to fulfill their respective obligations and duties in connection with the activities of the Venture.

(8)	INDEPENDENT EXISTENCE: Notwithstanding anything in this Agreement, the Parties confirm that the Venture is intended to create a separate joint venture entity and its existence is independent of the Parties except as specifically agreed to herein. The term "Venture" is used to refer to the contractual relationship between the Parties.

(9)	CAPITAL CONTRIBUTIONS:

(a)	As its initial contribution to the Venture, Grow Tech agrees to provide the Venture with the manufacturing of "C-Pods" that it has developed and the client who will lease the "C-Pods" in California for the first Project.

(b)	As its initial contribution to the Venture, Sky agrees to provide the Venture with the following:

i.)	Shares of its $.0001 par value common and $.001 par value preferred stock that can be utilized in obtaining the necessary funding required by the Venture;

ii.)	Facilitate the necessary funding required by the Venture; $300,000

iii.)	Provide sales and marketing expertise to the Venture.

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(c)	The joint bank account will be in the name of the Venture, which will be a Texas Corporation and will be managed by Sky and Grow Tech. The Venture will negotiate an agreement with Grow Tech and Sky that (1) provides Grow Tech and Sky with enough comfort to provide the Projects and funding provided for herein, (2) contains terms and conditions acceptable to Grow Tech and Sky, and (3) restricts the ability of Sky to call on the funds in the joint account without the expressed written consent of Grow Tech except in the case of default. Grow Tech and Sky agrees to execute any security documents which the Venture will require in order for the Venture to obtain the necessary funding;

(d)	Sky agrees that it will not execute any financing documents nor accept any proceeds as a result of those documents without the advance, written consent of Grow Tech, and only after review of all the documents by legal counsel to the Venture.

(e)	The business of the Venture, the location, operation, and management of the joint account (including the choice of managers) shall be determined in all respects jointly by Grow Tech and Sky, except as provided for otherwise in this agreement.

(f)	Subject to the mutual agreement of the Parties, and on a case-by-case basis, the Parties may contribute to the cost of acquisition, development, financing, Projection and/or exploitation of a Project. In the event any Party has made a contribution to the development of a Project and such Project is produced, the contributing Party shall recoup its contribution from the budget of such Project on the first day gross revenues are received by the Venture.

(10)	ALLOCATION OF PROFITS AND LOSSES:

(a)	The profits or losses of the Venture shall be allocated, credited or charged, as the case may be, to the Parties in the following proportions:

(i)          Grow Tech shall be entitled to 50%;

(ii)       Sky shall be entitled to 50%;

(b)	The distribution of profits will be the only consideration paid to Sky and Grow Tech in return for their respective Capital Contributions to the Project. Any and all tax credits and/or deductions to which the Venture shall become entitled shall be retained by the Venture and will be used to repay any funding, including but not limited to, loans obtained by the Venture for the financing and Products of the Project referred to herein.

(c)	APPROVALS:

In order for a Project to be governed by the terms of this Agreement, it shall be introduced to the Venture by Sky and/or Grow Tech, and shall be subject to the mutual approval of Grow Tech and Sky. The structure of the packaging, development, financing, producing, owning and/or exploitation of any particular Project shall be subject to the mutual approval of the Parties on a case-by-case basis. In the case of a conflict concerning Projects, Sky shall have the ultimate choice concerning which Project will be produced. Other disputes shall be determined pursuant to the procedure in Paragraph. 13(b), below, subject to the acknowledgement by all Parties that, in the event of a dispute among them, the following individuals shall have determining authority

1.	Robert Atwell with respect to matters involving all financing matters;

2.	Richard Johnson with respect to Product & Project Production;

3.	Robert Atwell and Richard Johnson regarding sales, distribution and exploitation of Properties and Projects;

Subject to the agreement of the Parties, each of the individuals named above may designate a person, firm or corporation to assume his determining authority.

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(d)	BOOKS & RECORDS:

a.	At all times during the Term of this Agreement, the Parties shall keep or cause to be kept, at their respective principal places of business or at such other place as the Parties may determine, books and accounting records for the business and operations of the activities of the Venture. Such books shall be open to inspection by the Parties, or their authorized representatives, during regular business hours. The accounting for Venture purposes, including the determination of "profits" and "losses" shall be in accordance with generally accepted accounting principles consistently applied.

b.	The activities of the Venture shall be on a fiscal year basis for accounting purposes commencing January 1 and ending December 31 of each year (the "fiscal year"). As soon after the close of each fiscal year as is reasonably practical, a full and accurate accounting shall be made of the affairs of the Venture as of the close of each fiscal year. On such accounting being made, the profit or the loss sustained by the Venture during such fiscal year shall be ascertained and credited or charged, as the case may be, in the books of account of the Venture in the proportions herein above specified.

c.	From time to time, but no less than semi-annually, the Venture shall make distributions from the profits of the Venture which shall be in excess of the reasonable needs of the Venture for reserves as mutually determined by the Parties in accordance with the terms of this Agreement, provided, however, that so long as any Party has any financial indebtedness or other outstanding obligations to the Venture, any distribution that would otherwise be made shall first be applied toward any such indebtedness or other obligations.

(e)	MANAGEMENT AND RESPONSIBILITY OF THE PARTIES:

a.	Subject to the terms of sections 9 and 11, the Parties shall operate by consensus with respect to all creative, business, financial (including but not limited to the selection of all producers and an accountant for any Project governed by the terms of this Agreement) and legal matters in connection with the Venture and the development, Projection and exploitation of the Project, and all subsidiary and ancillary rights thereto and all exploitation thereof including, without limitation, decisions regarding all aspects of financing, producing, licensing, sales and marketing of the Project, sales agreements and any distribution contracts and the consideration for any rights granted or services rendered hereunder by Parties and others. Any deferments contemplated by the parties hereto must be defined and attached to the Project budget and must be mutually approved by Sky and Grow Tech.

b.	In the event of a dispute concerning a matter contemplated by Para. 13(a), above, the Parties shall first attempt to resolve the difference through mediation by the American Arbitration Association.

c.	The Parties shall meet at least twice per fiscal year, at a place to be agreed upon mutually, in order to discuss the business of the Venture, including, without limitation, budgets, activity and capital distribution.

(f)	WARRANTIES, REPRESENTATIONS, INDEMNIFICATION:

a.	Each Party hereby warrants and represents to the others that it:

i.	Has the right, power and capacity to enter into this Agreement

ii.	Shall not encumber or sell any Project assets or intangible rights of the Venture in whole or in part without the written consent of the other Parties;

iii.	Shall not assign, mortgage, hypothecate or encumber its interest in the Venture without the written consent of the other Parties; however this provision shall not prevent a Party from assigning the benefit of any proceeds payable to it hereunder;

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iv.	Shall not loan any funds or extend the credit of the Parties to any person or entity without the written consent of the other Parties;

b.	Each Party hereby indemnifies and holds harmless the other Parties from and against any and all legal actions (whether actual or threatened), liabilities, damages and costs (including but not limited to reasonable attorneys' fees and court costs) arising from any breach by such Party of any representation, warranty or agreement made by such Party hereunder.

c.	Any loss sustained by a Party because of the breach by the other Parties of any representation or warranty shall be deducted from such Party's share of Profits of the Venture, established in section 10 hereof, or if the Profits of the Venture for the year in which such breach occurred shall be insufficient, from such Party's capital interest in the Venture, provided the amount of such loss has been quantified either by a court of competent jurisdiction or by agreement of the Parties.

(g)	DISSOLUTION AND TERMINATION OF THE VENTURE:

a.	The Venture shall be dissolved and terminated and its business wound up upon the first to occur of the following:

i.	The expiration of the term referred to in section 3, above; or

ii.	Mutual agreement of the Parties; or

iii.	Operation of law; or

iv.	Material breach of this Agreement by any of the Parties, which breach is not cured within 30 business days after written notice thereof from a non-defaulting Party; provided however it is understood that only a non-defaulting Party shall have the right to terminate the Venture pursuant to this section. Such termination shall not release the defaulting Party from any obligation or liability to the other Parties, whether pursuant to the provisions of this Agreement or at law or in equity.

(v)	Upon the determination that Sky has been unable to secure the funding for the Venture within a period of twelve (12) months from the date of the signing of this agreement.

b.	Upon termination of the Venture, the business of the Venture shall be wound up and assets and properties of the Venture, if any, shall be liquidated. Upon the happening of any one of the events mentioned in section 15(b) hereof, the Venture shall engage in no further business, other than that necessary to protect the assets of the Venture, wind-up its business and distribute its assets as provided herein.

(h)	DISTRIBUTIONS:

a.	Distributions Other than Upon Liquidation. Distributions of profits shall take place semi-annually — or at such other intervals determined by the Parties - from the profits of the activities of the Venture in accordance with the terms of this Agreement. Sky and Grow Tech shall provide for a joint bank account, mutually approved by the parties, and shall collect and disburse all revenues received from the exploitation of the Projects. After payment of all approved and contracted distribution expenses and sales commissions, distribution fees and approved marketing expenses, any and all of Sky's and Grow Tech's obligations pertaining to the repayment and profit sharing on each Project shall be paid in the following manner;

i.	First, to the payment of all development, Projection, sales and marketing of each Project, together with interest and fees advanced by any funding source, including interest, if any.

ii.	Second, to the repayment of any continuing marketing expenses advanced as Equity to each Project, along with any costs related to the financing of the project.

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iii.	Thirdly, to any entity and or individual in each Project who are contracted to receive deferred compensation, such sums as may be mutually agreed upon by the parties herein, but in no case to exceed Two Hundred Thousand Dollars ($250,000) if any.

iv.	Fourthly, the payment of any mutually agreed upon adjusted gross profit participation amounts contracted by each Project, including but not limited to certain mutually approved entities and or individuals whose said payments are to be calculated on a pan passu basis with each other according to their percentage arrangement with each Projects financiers in a final financing agreement.

v.	Thereafter, any amounts of profit remaining from each Projects revenue stream shall be allocated amongst the investors pursuant to their agreements. Of portions payable to Sky and Grow Tech, 50% shall be paid to Sky, and 50% shall be paid to Grow Tech, in perpetuity, from all revenue streams. It is understood that the above terms as described on paragraphs 15. i, ii, iii and iv above will be subject to the final financing agreement negotiated between Sky, Grow Tech, and any third party sales and distribution entities, including, but not limited to, any licensing agreements. All Payments made by the Venture to any party must be agreed to in writing by Robert Atwell and Richard Johnson. In that event, the above paragraphs may not be changed accept by the mutual consent of Sky and Grow Tech.

b.	Distribution of Assets on Dissolution and Liquidation. Upon any dissolution and liquidation of the Venture, the assets of the Venture shall be liquidated in an orderly manner, with a view toward maximizing the proceeds from such liquidation, and the proceeds thereof shall be distributed in the following order of priority:

i.	The expenses of liquidation and the debts of the Venture, other than debts owing to the Parties, shall be paid;

ii.	Debts owing to the Parties, if any, shall be paid;

iii.	Any funds remaining after the amounts described in the foregoing paragraphs (i) and (ii) have been paid shall be distributed to the Parties in the proportion in which the Parties share the profits of the Venture at the time of such distribution

c.	Gain or Loss during Dissolution: Any gain or loss arising out of the disposition of assets of the Venture during the course of dissolution shall be shared by the Parties in the same proportions as such gain or loss was shared by the Parties hereunder immediately prior to the dissolution.

(i)	OPPORTUNITIES AND CONFLICTS OF INTEREST:

a.	Except as specifically excluded herein, any Party may engage in or possess an interest in any other business venture of every kind, nature and description, including ventures or enterprises which may be competitive in nature with the Venture, and neither the Venture nor any of the Parties shall have any rights in and to said business ventures, or to the income or profits derived therefrom.

b.	Except as specifically included herein, no Party shall be obligated to offer any investment or business opportunities to the other Parties or to the Venture. Any Party may invest or otherwise participate in such opportunities without notice to the Venture or to the other Parties, without affording the Venture or the other Parties an opportunity of participating in same and without any liability whatsoever to the Venture or to any other Party.

(j)	MISCELLANEOUS:

a.	All notices which any Party is required or may desire to serve hereunder shall be in writing and shall be served by personal delivery to the other Parties or by prepaid registered or certified mail addressed to the Parties at their respective addresses set forth in section 5 hereof, or at such other address as the Parties may from time to time designate in writing upon the books of the Venture. Notice by mail shall be deemed received five (5) business days after the date of its postmark.

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b.	This Agreement shall be deemed a contract made under and shall be construed and enforced and the legality and validity of each term and condition shall be determined in accordance with the laws of the State of Texas applicable to contracts fully executed therein. Any controversy or dispute arising out of or relating to the Venture or the breach or alleged breach of any provision of the Agreement may be brought in a court of competent jurisdiction in Houston, Texas, after having been subject first to alternate dispute resolution pursuant to the American Arbitration Association.

c.	Nothing contained in this Agreement shall be construed so as to require the commission of any act or the payment of any compensation which is contrary to law or to require the violation of any guild or union agreement applicable hereto which may, from time to time, be in effect and by its terms controlling of this Agreement. If there is any conflict between any provision of this Agreement and any such applicable law or guild or union agreement and the latter shall prevail, then the provision or provisions of this Agreement affected shall be modified to the extent (but only to the extent) necessary to remove such conflict and permit such compliance with law or guild or union agreement.

d.	No waiver by any party hereof of any failure by any other party to keep or perform any covenant or condition hereof shall be deemed a waiver of any preceding or succeeding breach of the same or any other covenant or condition.

e.	This Agreement may not be amended or changed except by a written instrument duly executed by each of the Parties.

f.	Each Party shall execute and deliver any and all additional papers, documents, agreements and other instruments and shall do any and all further acts and things reasonably necessary in connection with the performance of its obligations hereunder to carry out the intent of the activities of the Venture.

g.	The remedies accorded herein or otherwise available to the Parties shall be cumulative and no one such remedy shall be exclusive of any other and the exercise of any one shall not preclude the exercise or be deemed a waiver of any other remedy nor shall the specification of any remedy exclude or be deemed to be a waiver of any right or remedy at law or in equity which may be available to a Party including any rights to damages or injunctive relief.

h.	Any and all consents and agreements provided for or permitted by this Agreement shall be in writing and a signed copy thereof shall be filed and kept with the books of the Venture.

i.	No Party shall sell, assign, mortgage, hypothecate or encumber its interest, or any portion thereof, in the Venture without the prior written consent of all the Parties and only after first offering the interest to the other Parties.

j.	The Parties agree that in event any public pronouncements or press releases are to be issued in respect of this Agreement or any Project governed by the terms of this Agreement, that they agree to co-ordinate the timing and contents of such announcement and/or press release by unanimous agreement.

k.	Nothing contained herein shall constitute a partnership between the Parties hereto or constitute any Party an agent of another. Each party warrants they have sought the advice of legal counsel in the preparation of this agreement.

(k)	TIME IS OF THE ESSENCE:

a.	Immediately upon the execution of this Agreement, the Parties shall consider as their respective priorities the development of a comprehensive business plan for the Venture.

20.	EXCLUSIVE RIGHT:

Grow Tech agrees that and acknowledges that in consideration for Sky's covenants contained herein, Sky shall have the exclusive first right of refusal to arrange or provide for the financing of each Project, upon the terms contained herein, and that production for each Project shall not commence until the financing agreement shall have been executed by the parties. Further, to secure all present and future obligations of Sky and Grow Tech, their successors and assigns with respect to any amounts expended by Sky and or Grow Tech pursuant to this Agreement, along with any reasonable and customary costs attendant thereto (e.g. reasonable legal fees, mutually approved Projection advances, etc.) if a Project is subsequently abandoned and not completed by the parties, Grow Tech hereby grants to Sky, its successors and assigns, a security interest in the Project, all right, title and interest therein, and Grow Tech agrees to promptly execute any reasonable and customary documentation evidencing and perfecting such lien. If Sky elects not to proceed with the financing and Projection of the Project, and there are no obligations then due and owing to Sky as contemplated by this paragraph 20, Sky will take all actions reasonably necessary to evidence the release of its security interest in the Project. In connection with the grant of these liens, Grow Tech hereby represents and warrants that

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(i)              its exact legal name is Advantage Underwriters Services, Inc. dba Grow Tech LLP,

(ii)            it is a corporation duly organized under the laws of the state of Texas, and (iii) its taxpayer ID number is 46-5404689.

21.	MODIFICATIONS:

Any modifications and amendments to this Agreement shall not be binding unless in a written document signed by the parties.

IN WITNESS WHEREOF, this Agreement is executed as of the date and year first above written.

AGREED AND ACCEPTED;

ADVANTAGE UNDERWRITERS SERVICES, INC.
dba GROW TECH LLP

By: /s/ Richard Johnson

Its President

SKY440, INC.

By: /s/ Robert Atwell

Its President

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